EXHIBIT 3.6

CERTIFICATE OF DECREASE

OF

PALATIN TECHNOLOGIES, INC.

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, Palatin Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, at a meeting of the Board of Directors of the Corporation, the following resolutions were duly adopted setting forth the proposed decrease of the number of authorized shares of the Series A Convertible Preferred Stock, par value $0.01 per share, of the Corporation, as provided herein:

RESOLVED, that pursuant to the authority expressly granted and vested in the Board in accordance with the provisions of its Restated Certificate of Incorporation, as amended, the number of shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Corporation (“Series A Convertible Preferred Stock”), which was created pursuant to the Certificate of Designations of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on February 21, 1997, be and hereby is reduced from 264,000 shares to 4,030 shares.

FURTHER RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed, on behalf of the Corporation and in its name, to execute and file a Certificate of Decrease with the Secretary of State of the State of Delaware and to take any and all other actions deemed necessary or appropriate to effectuate the foregoing resolution.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Decrease to be duly executed by its duly authorized officer this 10th day of May 2022.

Palatin Technologies, Inc.

By:
Name:	Stephen T. Wills
Title:	Chief Financial Officer, Chief Operating Officer and Executive Vice President